SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 9)

                          METRO-GOLDWYN-MAYER INC.
                              (Name of Issuer)

                   common stock, $.01 par value per share
                       (Title of Class of Securities)

                                 591610100
                               (CUSIP Number)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                         150 Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638
 (Name, Address and Telephone Number of PersonAuthorized to Receive Notices
                            and Communications)

                              October 15, 1999
          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 9 Pages)


 CUSIP No. 591610100     13D

____________________________________________________________________________
 (1)  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TRACINDA CORPORATION
 ____________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  ( )
                                              (b)  ( )
 ____________________________________________________________________________
 (3)  SEC USE ONLY

 ____________________________________________________________________________
 (4)  SOURCE OF FUNDS

      BK
 ____________________________________________________________________________
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   ( )
 ____________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      NEVADA
 ____________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :     159,518,329
                                    :________________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      19,758,648
  PERSON WITH                       :________________________________________
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      159,518,329
                                    :________________________________________
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      19,758,648
 ____________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      179,276,977
 ____________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                   ( )
 ____________________________________________________________________________
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      89.1%
 ____________________________________________________________________________
 (14) TYPE OF REPORTING PERSON
      CO



 CUSIP No. 591610100       13D

 ____________________________________________________________________________
 (1)  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      KIRK KERKORIAN
 ____________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  ( )
                                              (b)  ( )

 ____________________________________________________________________________
 (3)  SEC USE ONLY

 ____________________________________________________________________________
 (4)  SOURCE OF FUNDS

      N/A
 ____________________________________________________________________________
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   ( )
 ____________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
 ____________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :
                                    :     179,276,977
                                    :________________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      -0-
  PERSON WITH                       :________________________________________
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      179,276,977
                                    :________________________________________
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :
                                    :      -0-
 ____________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      179,276,977
 ____________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                   ( )
 ____________________________________________________________________________
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      89.1 %
 ____________________________________________________________________________
 (14) TYPE OF REPORTING PERSON
      IN



 CUSIP No. 591610100         13D

 ____________________________________________________________________________
 (1)  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      250 RODEO, INC.
 ____________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  ( )
                                              (b)  ( )
 ____________________________________________________________________________
 (3)  SEC USE ONLY

 ____________________________________________________________________________
 (4)  SOURCE OF FUNDS

      BK AND PF
 ____________________________________________________________________________
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   ( )
 ____________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
 ____________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :
                                    :      19,758,648
                                    :_______________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :        -0-
  PERSON WITH                       :_______________________________________
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      19,758,648
                                    :_______________________________________
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :        -0-
 ____________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,758,648
 ____________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                   ( )
 ____________________________________________________________________________
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.8%
 ____________________________________________________________________________
 (14) TYPE OF REPORTING PERSON
      CO





      This Amendment No. 9 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on November 26, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998, on October 26, 1998, on
 November 20, 1998, on February 4, 1999 and on May 4, 1999 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), 250 Rodeo, Inc., a Delaware corporation ("250 Rodeo" and, collectively with Tracinda, the "Tracinda Entities") and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D.

 1. Item 3 of the Schedule 13D is hereby amended to add the following information:

      On October 14, 1999, Tracinda exercised its option to purchase 156,251 Shares at a price of $6.41 per share. Tracinda funded the $1,001,568.91 aggregate purchase price for this exercise pursuant to the Credit Agreement.

      The Tracinda Entities will purchase an aggregate of 44,279,254 Shares pursuant to their exercise of Rights (as defined below), for an aggregate purchase price of $642,049,183. These funds will be obtained, in the case of Tracinda, pursuant to the Credit Agreement, and in the case of 250 Rodeo, from the Credit Agreement and/or a capital infusion.

 2. Item 4 of the Schedule 13D is hereby amended to add the following information:

      On October 14, 1999, Tracinda acquired an additional 156,251 Shares pursuant to the exercise of its option to purchase such number of shares at $6.41 per share.

      On October 15, 1999, the Tracinda Entities and the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), relating to the distribution by the Company to the holders of its outstanding Common Stock of transferable subscription rights ("Rights") to subscribe for and purchase additional Shares for a price of $14.50 per Share (the "Subscription Price"). The distribution of the Rights and the sale of the Shares upon the exercise of the Rights is referred to herein as the "Rights Offering." Pursuant to the Rights Offering, each record holder of Shares at the close of business on October 15, 1999 received, at no charge, 0.328 Rights, rounded up to the nearest whole Right, for each Share of Common Stock held at that time, for a total of 49,721,268 Rights.

      Pursuant to the Rights Offering, the Tracinda Entities were the recipients of Rights to purchase 44,279,254 Shares. Under the terms of the Stock Purchase Agreement, the Tracinda Entities irrevocably agreed with the Company to exercise at the Subscription Price that number of Rights held by them immediately prior to the expiration of the Rights Offering, which expiration is scheduled to take place on November 8, 1999, unless extended by the Company. Also pursuant to the Stock Purchase Agreement, 250 Rodeo has agreed to purchase all Shares that are not otherwise subscribed for at the close of the Rights Offering. The Tracinda Entities' obligations under the Stock Purchase Agreement are subject to certain conditions, including the condition that there shall have been no material adverse change in or affecting the business, prospects, financial position, stockholders' equity or results of operations of the Company and its subsidiaries taken as a whole except to the extent any such changes result from changes in general economic conditions or the decline in prices of stocks generally. A copy of the Stock Purchase Agreement has been attached hereto as Exhibit 7.19 and is incorporated herein by reference.

      The Rights Offering commenced on October 15, 1999. The acquisitions of Shares made or to be made by the Tracinda Entities, as described in this Amendment No. 9, are for investment purposes.

 3. Item 5 of the Schedule 13D is hereby amended to add to each of the indicated subsections the following information:

      (a) Tracinda and Mr. Kerkorian are the beneficial owners of 179,276,977 Shares (including the Shares to be purchased and directly held by the Tracinda Entities upon exercise of their Rights), or approximately 89.1% of the Shares outstanding based upon the number of Shares outstanding after giving effect to the Rights Offering, as reported in the Company's Prospectus Supplement relating to the Rights Offering, dated and filed with the Securities and Exchange Commission as of October 15, 1999 (the "Prospectus Supplement"). 250 Rodeo is the beneficial owner of the 19,758,648 Shares it holds directly or will purchase through exercise of its Rights, or approximately 9.8% of the Shares outstanding based upon the number of Shares outstanding after giving effect to the Rights Offering, as reported in the Prospectus Supplement.

      (b) Tracinda has the sole power to vote or to dispose of the 159,518,329 Shares directly held by it, after giving effect to the Rights Offering. Tracinda has shared power to vote or dispose of the 19,758,648 Shares directly held by 250 Rodeo, after giving effect to the Rights Offering.

      Mr. Kerkorian has the sole power to direct the voting or dispositon of the 179,276,977 Shares beneficially held by him, which Shares are directly held by the Tracinda Entities after giving effect to the Rights Offering.

      250 Rodeo has the sole power to vote or to dispose of the 19,758,648 Shares directly held by it, after giving effect to the Rights Offering.

      (c) The response to Item 4 in this Amendment No. 9 is incorporated herein by reference.

 4. Item 6 of the Schedule 13D is hereby amended to add the following information:

      The response to Item 4 in this Amendment No. 9 is incorporated herein by reference. The Shares to be acquired pursuant to the Stock Purchase Agreement by the Tracinda Entities will be pledged pursuant to the Credit Agreement.

 5. Item 7 of the Schedule 13D is hereby amended to add the following information:

      Exhibit 7.19 Stock Purchase Agreement, dated October 15, 1999, by and among the Company, Tracinda Corporation and 250 Rodeo, Inc.

      Exhibit 7.20   Joint Filing Agreement.

 6. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D.



                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  October 15, 1999


                               TRACINDA CORPORATION,
                                    a Nevada corporation


                               By:  /s/  Anthony L. Mandekic
                                    ________________________________
                                     Name:  Anthony L. Mandekic
                                     Title: Secretary/Treasurer


                               KIRK KERKORIAN


                               By:  /s/  Anthony L. Mandekic
                                    _______________________________
                                     Name:   Anthony L. Mandekic
                                     Title:  Attorney-in-Fact*


                               250 RODEO, INC.,
                                    a Delaware corporation


                               By:  /s/  Anthony L. Mandekic
                                    _______________________________
                                     Name:   Anthony L. Mandekic
                                     Title:  Secretary/Treasurer



 __________________________

 *    Power of Attorney previously filed as Exhibit 7.10 to the Schedule
      13D.



                               Exhibit Index

 Exhibit
 Number                        Description
 -------                       ------------

 Exhibit 7.19 Stock Purchase Agreement, dated October 15, 1999, by and among the Company, Tracinda Corporation and 250 Rodeo, Inc.

 Exhibit 7.20        Joint Filing Agreement.